FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

December 20, 2005

Hanson PLC Trading Statement

Hanson PLC, the international building materials company, is issuing this trading statement in advance of the February 23, 2006 announcement of its preliminary results for the year ending December 31, 2005.

Overview
Hanson anticipates reporting an increase in profit before tax1 for 2005 of 11% to 13% compared to 2004 (2004: £377.1m after adjustment2), subject to the year end revaluation of certain items within finance costs and the completion of further property disposals before year end.

Operating profit1 is expected to increase by a similar percentage (2004: £423.9m after adjustment2) and includes property profits of £13 million completed to date (2004: £21.4m).

Alan Murray, Chief Executive, said "Hanson has delivered significant growth this year through increased earnings, increased acquisition spend and increased total shareholder return.

We have achieved a double digit increase in earnings despite significant cost inflation and a difficult second half for the UK housing market. Importantly, the increased selling prices in the first half of the year have been maintained in almost all markets. We continue to work to deliver high quality products and services to our customers at prices which, whilst competitive, reflect the increased costs faced by us and the industry at large."

Trading update
Hanson Aggregates North America
Full year underlying earnings for the division, excluding property profits of around £3 million (2004: £14.3m), are expected to show a strong increase against 2004. Price increases of around 8% in aggregates and over 10% across other product lines have been achieved for the full year, offsetting increased costs. Aggregates volumes for the year are expected to be approximately 4% below last year, in part reflecting the strong volumes in the second half of 2004.

Hanson Building Products North America
Pipe and pre-cast concrete product volumes have remained strong. Brick volumes continue below last year, primarily due to ongoing weakness in the Canadian market. Selling prices in the second half continue to increase, largely recovering the increases in costs.

Hanson Aggregates UK
Selling prices have been held during the second half and cost savings of £10 million, resulting from the 2004 reorganisation, have been achieved this year as planned. Volumes continue to trend below last year for aggregates and ready-mixed concrete, whilst full year asphalt volumes are expected to be slightly ahead of 2004. Excluding property profits of approximately £9 million (2004: £1.9m), full year earnings and margins are expected to be significantly above 2004.

Hanson Building Products UK
Good increases in selling prices were achieved for the year despite a significant reduction in volumes, particularly bricks. Full year demand in the UK brick market is now expected to be more than 10% below last year. In addition, energy costs continued to increase although the earnings impact was mitigated by forward hedging of gas prices. Consequently, the additional earnings from acquisitions this year are expected to be offset by a reduction in underlying heritage profitability and full year earnings are expected to be broadly in line with 2004.

Hanson Australia and Asia Pacific
The performance of our Australian businesses in 2005 has been very good. Trading conditions remained strong in the second half of this year and aggregate and ready-mixed concrete prices were above those achieved in the first half. First half earnings improvements in the Cement Australia associate have continued in the second half and full year earnings, including the group's share of joint ventures' and associates' profit after tax, is expected to be comfortably ahead of 2004. In Asia, trading in Hong Kong and Malaysia remains subdued.

Hanson Continental Europe
Second half trading patterns remained similar to the first half of the year. Aggregates volumes are below last year, most notably in Spain. Ready-mixed concrete volumes are also lower, particularly in The Netherlands. Price increases and ongoing cost saving initiatives have mitigated the impact of cost inflation, but overall earnings are expected to continue the first half trend and remain below last year.

Corporate development
A further five acquisitions have been completed to date in the second half of the year for a total cost of approximately £35 million. Acquisition spend for the year to date is now £340 million and the pipeline of potential acquisitions for 2006 is encouraging. We will continue to prioritise bolt-on acquisitions in our main countries of operation.

Financial update
International Financial Reporting Standards (IFRS) require a year end revaluation of certain items included in net finance costs, and these are consequently subject to variation. The underlying tax rate for 2005, excluding one off adjustments, is expected to be below 20% (2004: 21%).

Net debt at the end of the year is anticipated to be approximately £900 million, compared to net debt of £1,063.2 million at June 30, 2005 and £695.2 million at December 31, 2004.

In the second half of the year to date, Hanson has bought back 6.835 million of its shares for £38.7 million. This programme is ongoing, and a total of 14.335 million shares have now been repurchased for £70.1 million since it started in October 2004.

Discontinued items
The majority of the discontinued item charge relates to approximately £20 million after tax to top up the eight year provision for asbestos.

Asbestos
New asbestos claimants in the second half are expected to be around 4,000 compared to 6,700 in the first half of 2005 (full year 2004: 18,700). Approximately 5,000 claimants are expected to be resolved in the period, over 90% by dismissal, resulting in a net reduction in outstanding claimants of 1,000 to 132,500.

The gross cost of settlements and legal fees for the second half of the year is expected to be similar to the first half of the year (US$22m) and significantly below last year (full year 2004: $59.3m). It is too early to determine whether this new level is sustainable and at this stage the best estimate of the average underlying annual gross cost over the next eight years remains at $60 million (equivalent to approximately £20m post tax).

Hanson continues to negotiate and litigate for additional insurance, and remains supportive of efforts to introduce Federal Reform in the US.

Outlook
Hanson expects to make further progress in 2006 based on strong market positions, value adding bolt-on acquisition opportunities and continued financial discipline. In the near term demand weakness in the UK and ongoing energy cost increases may impact the first half of 2006 against a strong first half in 2005.

A conference call for analysts, hosted by Alan Murray (Chief Executive) and Jonathan Nicholls (Finance Director), will take place today at 8.00am (GMT). The dial-in number is +44 (0)20 8901 6901. A recording of the conference call will be available for 48 hours from 11.30am (BST) today. The dial-in number is +44 (0)20 8515 2499 , PIN number 686989# or, for US investors, +1 303 590 3000, PIN number 11044733#.

Further information on Hanson can be found at www.hanson.biz

Inquiries:
Nick Swift / Hilary Reid Evans
Hanson PLC	Tel: +44 (0)20 7245 1245

Notes:
1. Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.
2. Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.
3. Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.
4. High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company

Forward-looking statements made in this press release involve risks and uncertainties which could cause actual results and developments to differ materially from those expressed in or contemplated by such statements. Factors which could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral or other tangible and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

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1 Includes share of joint ventures' and associates' profit after tax, and excludes operating impairments.
2 Comparatives shown are the 2004 reported numbers, restated for IFRS and adjusted to exclude £4.8m of operating profit and profit before tax relating to operations sold, and therefore reported as discontinued, during 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   December 20, 2005